Exhibit 99.7

December xx, 2020

Dear [Insert First Name or ‘Philips Customers’],

As one of our most valued Philips customers, I want to personally inform you of an exciting strategic development in our business. Today, Philips announced that it signed an agreement indicating its intention to acquire BioTelemetry to expand our global leadership in patient care management solutions for the hospital and the home. BioTelemetry, Inc. is a leading remote medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. This acquisition is expected to be completed in the first quarter of 2021.

The acquisition of BioTelemetry will enable Philips to expand its global leadership in patient care management solutions from the hospital to the home. BioTelemetry provides remote cardiac monitoring, centralized core laboratory services for clinical trials, remote blood glucose monitoring and original equipment manufacturing that serves both healthcare and clinical research customers.

Our expanded Connected Care business will bring even more value, innovative technology and market leading solutions to our customers. I look forward to sharing more about our portfolio of solutions and our combination with BioTelemetry once the transaction closes and we begin to integrate.

You can read more about our acquisition in the press release.

We value our relationship with you, and we are pleased to serve your connected care needs with our expanded solutions. I look forward to sharing more with you once this transaction has closed.

With warm regards,

Philips employee’s name here